SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 29, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑        Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

This Report on Form 6-K dated January 29, 2010, contains a press release of Infineon Technologies AG dated January 29, 2010, announcing the Company’s results for the first quarter of the 2010 fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 29, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon reports strong first quarter results with Segment Result margin of 9.4% New outlook for 2010 FY: Revenue growth in excess of 20% with high single-digit margin
Neubiberg, Germany – January 29, 2010 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the first quarter of the 2010 fiscal year, ended December 31, 2009.1
Strong operating performance with revenue increase of 10% sequentially and combined Segment Result2 margin of 9.4%
Infineon’s revenues in the first quarter were Euro 941 million, a strong increase of 10 percent compared to the fourth quarter of the 2009 fiscal year and of 27 percent year-over-year. Infineon’s first quarter combined Segment Result was Euro 88 million, a significant improvement compared to Euro 52 million in the prior quarter. Net income for the first quarter was Euro 66 million compared to Euro 14 million in the prior quarter.

	3 months ended	year-on-year	3 months ended	sequential	3 months ended
in Euro million	Dec 31, 08	+/- in %	Sep 30, 09	+/- in %	Dec 31, 09

Revenue	742	27	855	10	941
Segment Result	(106)	+++	52	69	88
Income (loss) from continuing operations	(119)	61	24	– – –	(46)
Income (loss) from discontinued operations, net of income taxes	(285)	+++	(10)	+++	112

Net income (loss)	(404)	+++	14	+++	66

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):

Basic and diluted earnings (loss) per share from continuing operations	(0.14)	71	0.03	– – –	(0.04)

Basic and diluted earnings (loss) per share from discontinued operations	(0.32)	+++	(0.01)	+++	0.10

Basic and diluted earnings (loss) per share	(0.46)	+++	0.02	+++	0.06

Outlook for the second quarter and the full 2010 fiscal year
For the second quarter of the 2010 fiscal year, Infineon expects revenues to be approximately on the same level or, due to seasonality, down slightly compared to the first quarter. Second quarter combined Segment Result margin should be a high single-digit percentage.
For the 2010 fiscal year as a whole, Infineon is raising its guidance and is now anticipating growth in revenues in excess of 20 percent compared with the 2009 fiscal year, with a high single-digit combined Segment Result margin.

[1]	The sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., closed on November 6, 2009. Statements in this news release reflect the company’s operations without this business.

[2]	For a definition of Segment Result and a reconciliation to operating income (loss), please see page 8.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

“Thanks to leadership positions in our target markets, we translated the general economic recovery into operating results for the first quarter which exceeded our original expectations. The Automotive and Industrial & Multimarket segments benefited strongly from the market upswing”, said Peter Bauer, CEO of Infineon Technologies AG. “Although uncertainties in the worldwide economy remain regarding developments in the second half of this fiscal year, we are raising our guidance for the full 2010 fiscal year. We are now looking for revenue growth in excess of 20 percent with a high single-digit combined Segment Result margin.” Previously, the company expected revenue growth of ten percent or more with mid single-digit combined Segment Result margin.
The sequential increase in revenues of ten percent in the first quarter reflects growth in the company’s Automotive (ATV), Industrial & Multimarket (IMM) and Wireless Solutions (WLS) segments, mostly driven by the economic recovery and improved demand in the supply chain as well as at end customers.
First quarter combined Segment Result of Euro 88 million was up significantly compared to Euro 52 million in the fourth quarter of the 2009 fiscal year. Combined Segment Result margin in the first quarter was 9.4 percent, compared to 6.1 percent in the prior quarter. All of the company’s four operating segments achieved positive Segment Result. The increase in combined Segment Result reflected higher sales levels and continued increases in factory loading compared to the prior quarter. This more than offset the increase in operating expenses due to the termination of temporary labor cost reduction measures (short-time work and unpaid leave) and the negative impact of the U.S. dollar against the Euro.
For the first quarter, the loss from continuing operations was Euro 46 million. This amount included a non-recurring operating charge of Euro 81 million in connection with the deconsolidation of ALTIS, the company’s joint venture with IBM in France, as described below. For the fourth quarter of the 2009 fiscal year, income from continuing operations was Euro 24 million.
Infineon reported income from discontinued operations, net of income taxes, of Euro 112 million for the first quarter. This amount consisted mainly of an after tax gain of Euro 106 million from the sale of the Wireline Communications (WLC) business to Lantiq, affiliates of Golden Gate Private Equity Inc., as well as the results of the operating WLC business before the closing of the sale of that business.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Net income was Euro 66 million in the first quarter, a strong improvement from the net income of Euro 14 million in the prior quarter. Included in this amount was an after tax gain of Euro 106 million from the sale of the WLC business to Lantiq, which more than offset the non-recurring operating charge of Euro 81 million in connection with the deconsolidation of ALTIS. Basic and diluted earnings per share were Euro 0.06 for the first quarter compared to basic and diluted earnings per share of Euro 0.02 for the fourth quarter of the 2009 fiscal year.
At the end of the first quarter, Infineon’s gross cash position was Euro 1,678 million compared to Euro 1,507 million at the end of the fourth quarter of the 2009 fiscal year. The increase of Euro 171 million included a cash inflow of Euro 223 million in connection with the sale of the WLC business to Lantiq, partly offset by the deconsolidation of the cash of the ALTIS joint venture in the amount of Euro 88 million. During the first quarter, voluntary repurchases of a portion of the company’s subordinated convertible notes due 2010 were made, totaling Euro 46 million at book value, as well as a repayment of other debt, totaling Euro 10 million. Overall, the company’s net cash position increased to Euro 874 million as of December 31, 2009, compared to Euro 657 million as of September 30, 2009.
Free cash flow3 from continuing operations for the first quarter was Euro 14 million. This amount included a reduction in cash of Euro 88 million resulting from the deconsolida-tion of the ALTIS joint venture. In the fourth quarter of the 2009 fiscal year, free cash flow from continuing operations was Euro 151 million. Capital expenditures, including capitalized intangible assets, were Euro 48 million in the first quarter, a slight increase compared to Euro 40 million in the prior quarter. Depreciation and amortization was Euro 106 million, compared to Euro 114 million in the prior quarter.
ALTIS
In December 2009, Infineon deconsolidated its joint venture ALTIS, after the waiving of its option to acquire shares in ALTIS from its joint venture partner IBM. In connection with the deconsolidation, Infineon recorded a non-recurring operating charge of Euro 81 million in its non-segment result. The investment in ALTIS is accounted for as an equity investment from December 31, 2009.

[3]	For a definition and the calculation of Free cash flow, please see page 10.

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Outlook for the second quarter of the 2010 fiscal year
Flat or slightly lower revenues due to seasonality in WLS
Infineon expects revenues for the second quarter of the 2010 fiscal year to be approxi-mately on the same level or, due to seasonality, down slightly compared to the first quarter, resulting in another quarter with combined Segment Result margin of a high single-digit percentage.
Revenues in the ATV, IMM, and Chip Card & Security (CCS) segments are expected to increase compared to the first quarter. Revenues in the WLS segment are likely to decrease due to the seasonal slow-down which is typical after the Christmas season. This outlook is based on the assumption of a U.S. dollar/Euro exchange rate of 1.50.
Updated outlook for the 2010 fiscal year
Revenue growth now expected to be in excess of 20 percent year-over-year;
Segment Result margin expected to be a positive high single-digit percentage
Given strong first quarter results and second quarter outlook, Infineon is raising its outlook for the 2010 fiscal year.
In light of the strong performance in the first half of the 2010 fiscal year, and taking a conservative view regarding the sustainability of current growth patterns in the second half of the current fiscal year, Infineon now expects growth in revenues in excess of 20 percent for the 2010 fiscal year, at an assumed U.S. dollar/Euro exchange rate of 1.50. The company still anticipates the year-over-year increase to be driven by increases in revenues in all of the company’s operating segments, particularly in the ATV and IMM segments, with lower revenue growth anticipated in the WLS segment, and the lowest growth rate expected in the CCS segment. Revenues in Other Operating Segments, mainly from product supply agreements with Lantiq, are now anticipated to total a low triple-digit million Euro amount.
Infineon expects combined Segment Result in the 2010 fiscal year to improve considerably from the 2009 fiscal year with combined Segment Result margin now anticipated to be a high single-digit percentage.
Driven by the dynamic growth in revenue and production levels, Infineon anticipates that CapEx, including capitalized intangible assets, will be at the higher end of the previous guidance range of Euro 220 million to Euro 250 million for the 2010 fiscal year, compared to Euro 154 million in the 2009 fiscal year. As announced last quarter,

For the Finance and Business Press: INFXX201001-27e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

depreciation and amortization is expected to decrease to approximately Euro 400 million in the 2010 fiscal year compared to Euro 513 million in the 2009 fiscal year.
Strong first quarter performance in most operating segments

	3 months ended	year-on-year	3 months ended	sequential	3 months ended	in % of
in Euro million	Dec 31, 08	+/- in %	Sep 30, 09	+/- in %	Dec 31, 09	revenue

Infineon Total
Revenue	742	27	855	10	941	100
Total Segment Result	(106)	+++	52	69	88

Automotive (ATV)
Segment Revenues	206	35	238	17	279	30
Segment Result	(56)	+++	21	76	37

Industrial & Multimarket (IMM)
Segment Revenues	234	17	257	6	273	29
Segment Result	2	+++	31	42	44

Chip Card & Security (CCS)
Segment Revenues	91	(9)	88	(6)	83	9
Segment Result	(1)	+++	1	–	1

Wireless Solutions (WLS)
Segment Revenues	197	37	265	2	270	29
Segment Result	(44)	+++	18	(6)	17

Other Operating Segments (OOS)
Segment Revenues	8	+++	6	+++	33	3
Segment Result	(2)	– – –	(3)	(67)	(5)

Corporate and Eliminations (C&E)
Segment Revenues	6	(50)	1	+++	3	0
Segment Result	(5)	(20)	(16)	63	(6)

In the first quarter, all of the company’s four operating segments were positively impacted by lower opportunity cost of underutilized manufacturing facilities. In most segments, this positive effect, coupled with revenue increases, more than offset increases in operating expenses due to the termination of temporary labor cost reduction measures and the negative impact of the U.S. dollar against the Euro.
In the first quarter, revenues in the ATV segment increased 17 percent compared to the fourth quarter of the 2009 fiscal year, driven by growing demand in all regions and inventory replenishment in the supply chain. ATV Segment Result increased significantly on a sequential basis due to the strong growth in revenues and the positive effects of increased production levels, balancing the adverse effects of the termination of temporary labor cost reduction measures.
Revenues in the IMM segment increased six percent sequentially, reflecting strong end customer demand for computing, communications and industrial products. IMM Segment Result increased significantly compared to the previous quarter, driven by the
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

increase in sales volumes, the positive effects of increased factory loading and an improvement in the segment’s product mix. In addition, first quarter IMM revenues and Segment Result benefited from the settlement of patent infringement litigation with Fairchild Semiconductor International Inc. relating to power transistors. In total, the positive effects more than offset the adverse effects mentioned on page 5.
Revenues in the CCS segment decreased compared to the prior quarter, mainly reflecting the typical seasonal slow-down in the segment’s mobile communications and payment businesses. Business with government ID applications increased slightly. CCS Segment Result in the first quarter was stable compared to the prior quarter due to a shift in the segment’s product mix towards higher margin businesses. This more than offset the decrease in revenues, the adverse currency development and the termination of temporary labor cost reduction measures.
In the first quarter, revenues in the WLS segment increased slightly quarter-over-quarter, mainly due to strong demand of some major mobile phone customers, especially for smart phone solutions. WLS Segment Result was almost stable compared to the prior quarter. The higher revenues could not entirely compensate for the negative effects of the termination of temporary labor cost reduction measures and the impact of the weak U.S. dollar.
For the Finance and Business Press: INFXX201001-27e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

FINANCIAL INFORMATION
According to IFRS – Preliminary and Unaudited
Following the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., statements in this press release reflect the company’s operations without this business, unless otherwise stated.
Consolidated Statements of Operations

	3 months ended
in Euro million	Dec 31, 08	Sep 30, 09	Dec 31, 09

Revenue	742	855	941
Cost of goods sold	(619)	(607)	(627)

Gross profit	123	248	314

Research and development expenses	(132)	(118)	(130)
Selling, general and administrative expenses	(103)	(90)	(106)
Other operating income	3	7	6
Other operating expense	(11)	11	(96)

Operating income (loss)	(120)	58	(12)

Financial income	60	1	11
Financial expense	(56)	(38)	(38)
Income from investments accounted for using the equity method	1	2	1

Income (loss) from continuing operations before income taxes	(115)	23	(38)

Income tax benefit (expense)	(4)	1	(8)

Income (loss) from continuing operations	(119)	24	(46)

Income (loss) from discontinued operations, net of income taxes	(285)	(10)	112

Net income (loss)	(404)	14	66

Attributable to:
Non-controlling interests	(30)	—	1
Shareholders of Infineon Technologies AG	(374)	14	65

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic and diluted	813	977	1,087

Basic and diluted earnings (loss) per share from continuing operations	(0.14)	0.03	(0.04)

Basic and diluted earnings (loss) per share from discontinued operations	(0.32)	(0.01)	0.10

Basic and diluted earnings (loss) per share	(0.46)	0.02	0.06

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Segment Revenues and Segment Result
We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on disposal of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.
Reconciliation of operating income (loss) to Segment Result

	3 months ended
in Euro million	Dec 31, 08	Sep 30, 09	Dec 31, 09

Operating income (loss)	(120)	58	(12)
Asset impairments, net	—	1	4
Restructuring charges and other related closure costs, net	3	(19)	—
Share-based compensation expense	—	—	—
Acquisition-related amortization and losses	6	6	6
(Gains) losses on disposal of assets, businesses or interests in subsidiaries, net	—	1	78
Other expense (income), net	5	5	12

Segment Result	(106)	52	88

Revenues and Segment Result
for the three months ended December 31, 2008 and 2009

	3 months ended			3 months ended
Revenue in Euro million	Dec 31, 08	Dec 31, 09	+/- in %	Sep 30, 09	Dec 31, 09	+/- in	%

Automotive	206	279	35	238	279	17
Industrial & Multimarket	234	273	17	257	273	6
Chip Card & Security	91	83	(9)	88	83	(6)
Wireless Solutions(1)	197	270	37	265	270	2
Other Operating Segments	8	33	+++	6	33	+++
Corporate and Eliminations(2)	6	3	(50)	1	3	+++

Total	742	941	27	855	941	10

	3 months ended			3 months ended
Segment Result in Euro million	Dec 31, 08	Dec 31, 09	+/- in %	Sep 30, 09	Dec 31, 09	+/- in %

Automotive	(56)	37	+++	21	37	76
Industrial & Multimarket	2	44	+++	31	44	42
Chip Card & Security	(1)	1	+++	1	1	—
Wireless Solutions	(44)	17	+++	18	17	(6)
Other Operating Segments	(2)	(5)	– – –	(3)	(5)	(67)
Corporate and Eliminations	(5)	(6)	(20)	(16)	(6)	63

Total	(106)	88	+++	52	88	69

(1)	Includes revenue of €1 million for the three months ended December 31, 2008 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenue of €1 million for the three months ended December 31, 2008 since this revenue was not part of the Qimonda disposal plan.
Employees

	Dec 31, 08	Sep 30, 09	Dec 31, 09

Infineon (1)	28,025	26,464	25,009

(1)	Excludes employees of Qimonda. Data as of December 31, 2008 and September 30, 2009 include employees of the Wireline Communications business as well as employees of Altis.

As of December 31, 2008, September 30, 2009 and December 31, 2009, 6,165, 5,971 and 5,429 Infineon employees, respectively, were engaged in research and development.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statement of Financial Position
The Statement of Financial Position as of December 31, 2009, and September 30, 2009, present the assets and liabilities to be sold in connection with the Wireline Communications business as “assets and liabilities classified as held for disposal”.

in Euro million	Sep 30, 09	Dec 31, 09

Assets
Current assets:
Cash and cash equivalents	1,414	1,589
Available-for-sale financial assets	93	89
Trade and other receivables	514	529
therein: Trade accounts receivables	449	403
Inventories	460	451
Income tax receivable	11	19
Other current financial assets	26	23
Other current assets	114	111
Assets classified as held for sale	112	17

Total current assets	2,744	2,828

Property, plant and equipment	928	841
Goodwill and other intangible assets	369	369
Investments accounted for using the equity method	27	35
Deferred tax assets	396	392
Other financial assets	124	122
Other assets	18	18

Total assets	4,606	4,605

in Euro million	Sep 30, 09	Dec 31, 09

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	521	496
Trade and other payables	393	404
therein: Trade accounts payables	384	394
Current provisions	436	480
Income tax payable	102	114
Other current financial liabilities	50	25
Other current liabilities	147	149
Liabilities classified as held for sale	9	19

Total current liabilities	1,658	1,687

Long-term debt	329	308
Pension plans and similar commitments	94	97
Deferred tax liabilities	13	6
Long-term provisions	89	64
Other financial liabilities	5	4
Other liabilities	85	99

Total liabilities	2,273	2,265

Shareholders’ equity:
Ordinary share capital	2,173	2,173
Additional paid-in capital	6,048	6,048
Accumulated deficit	(5,940)	(5,875)
Other components of equity	(8)	(6)

Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,340

Non-controlling interests	60	—

Total equity	2,333	2,340

Total liabilities and equity	4,606	4,605

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 08	Sep 30, 09	Dec 31, 09

Germany	19%	17%	19%
Other Europe	18%	17%	16%
North America	12%	18%	21%
Asia/Pacific	44%	43%	38%
Japan	6%	4%	5%
Other	1%	1%	1%

Total	100%	100%	100%

Europe	37%	34%	35%

Outside Europe	63%	66%	65%

Consolidated Statements of Cash Flows
Gross and Net Cash/(Debt) Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash/(debt) position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash/(debt) positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Dec 31, 08	Sep 30, 09	Dec 31, 09

Cash and cash equivalents	647	1,414	1,589
Available-for-sale financial assets	132	93	89

Gross Cash Position	779	1,507	1,678

Less: Short-term debt and current maturities of long-term debt	212	521	496
Long-term debt	860	329	308

Net Cash/(Debt) Position	(293)	657	874

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the consolidated cash flow statements:

* Includes only amounts from continuing operations.

	3 months ended
in Euro million	Dec 31, 08	Sep 30, 09	Dec 31, 09

Net cash provided by (used in) operating activities from continuing operations	(5)	190	149
Net cash used in investing activities from continuing operations	(34)	(33)	(133)
Adjusted for: Net proceeds from (sales) purchases of available-for-sale financial assets	(5)	(6)	(2)

Free Cash Flow from continuing operations	(44)	151	14

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statements of Cash Flows

	3 months ended
(€ millions)	Dec 31, 08	Sep 30, 09	Dec 31, 09

Net income (loss)	(404)	14	66
Less: net loss (income) from discontinued operations	285	10	(112)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	139	114	106
Provision for doubtful accounts	2	—	—
Losses (gains) on sales of available-for-sale financial assets	—	1	(2)
Losses (gains) on sales of businesses and interests in subsidiaries	(1)	—	(3)
Losses in connection with the deconsolidation of ALTIS	—	—	81
Income from investments accounted for using the equity method	(1)	(2)	(1)
Impairment charges	—	4	6
Deferred income taxes	3	(5)	(2)
Changes in operating assets and liabilities:
Trade and other receivables	237	(19)	18
Inventories	(2)	20	(3)
Other current assets	(42)	(6)	(1)
Trade and other payables	(171)	18	13
Provisions	(63)	(2)	(1)
Other current liabilities	(3)	30	(29)
Other assets and liabilities	(7)	10	30
Interest received	9	5	1
Interest paid	(7)	(3)	(10)
Income tax received (paid)	21	1	(8)

Net cash provided by (used in) operating activities from continuing operations	(5)	190	149

Net cash provided by (used in) operating activities from discontinued operations	(344)	(1)	(2)

Net cash provided by (used in) operating activities	(349)	189	147

Cash flows from investing activities:
Proceeds from sales of available-for-sale financial assets	5	6	2
Proceeds from sales of businesses and interests in subsidiaries	—	—	1
Cash decrease from the deconsolidation of ALTIS	—	0	(88)
Purchases of intangible assets, and other assets	(11)	(18)	(14)
Purchases of property, plant and equipment	(28)	(22)	(34)
Proceeds from sales of property, plant and equipment, and other assets	—	1	—

Net cash used in investing activities from continuing operations	(34)	(33)	(133)

Net cash provided by (used in) investing activities from discontinued operations	319	(4)	220

Net cash provided by (used in) investing activities	285	(37)	87

Cash flows from financing activities:
Net change in short-term debt	10	—	—
Net change in related party financial receivables and payables	(2)	—	(2)
Proceeds from issuance of long-term debt	1	—	—
Principal repayments of long-term debt	(84)	(187)	(58)
Change in restricted cash	(1)	—	—
Proceeds from issuance of ordinary shares	—	680	—
Dividend payments to minority interests	—	3	—
Capital contribution	(5)	—	—

Net cash provided by (used in) financing activities from continuing operations	(81)	496	(60)

Net cash provided by (used in) financing activities from discontinued operations	19	—	—

Net cash provided by (used in) financing activities	(62)	496	(60)

Net increase (decrease) in cash and cash equivalents	(126)	648	174
Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(1)	1
Cash and cash equivalents at beginning of period	1,170	767	1,414
Total cash and cash equivalents at end of period	1,036	1,414	1,589
Less: Cash and cash equivalents at end of period classified as held for disposal	389	—	—

Cash and cash equivalents at end of period	647	1,414	1,589

For the Finance and Business Press: INFXX201001-27e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on January 29, 2010, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the first quarter of the 2010 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
➢	Feb 11, 2010 2010 Annual General Meeting of Shareholders

➢	Feb 16, 2010 Analyst Presentation at the Mobile World Congress in Barcelona

➢	Apr 29, 2010* Earnings Release for the Second Quarter of the 2010 Fiscal Year

➢	Jul 28, 2010* Earnings Release for the Third Quarter of the 2010 Fiscal Year

➢	Nov 16, 2010* Earnings Release for the Fourth Quarter and Full 2010 Fiscal Year
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
D I S C L A I M E R
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the potential disposition or closure of our ALTIS joint venture, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of our most recent annual report on Form 20-F on file with the with the U.S. Securities and Exchange Commission.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX201001-27e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com